Sensient Technologies Corporation
777 East Wisconsin Avenue
Milwaukee, WI 53202-5304
December 23, 2009
VIA EDGAR

Mr. John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4631
100 F Street, N.E.
Washington, D.C. 20549

RE:	Sensient Technologies Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Definitive Proxy Material Filed on Schedule 14A on March 13, 2009
File No. 1-7626
Dear Mr. Hartz:
     This letter responds to the comments made by Commission Staff in your letter, dated December 1, 2009, to Sensient Technologies Corporation (“Sensient” or the “Company”), relating to disclosures in Sensient’s Form 10-K for the fiscal year ended December 31, 2008 and its proxy statement related to the 2009 annual meeting of shareholders. All responses are organized by reference to the numbered comment paragraphs in your letter. For convenient reference, the Staff’s comments are set forth in italics prior to our responses, all of which are set forth on Exhibit A to this letter.
     In responding to your letter, we use the terms “we,” “our,” “Sensient,” or “the Company” to refer to Sensient Technologies Corporation and its Compensation and Development Committee generally, not specifically to any individuals in particular. In addition, it appears that the comments in the Staff’s letter are generally prospective in nature. Therefore, we are providing requested information and are focusing our response on how we intend to respond to these matters in future filings. We of course understand that particular facts and circumstances may differ in future filings as compared to the disclosures that related to the above filings, and we will address the comments accordingly.
     On behalf of Sensient Technologies Corporation, and as requested in your letter, we acknowledge that:

John Hartz
December 23, 2009

•	Sensient is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Sensient may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We trust that you will find this letter responsive to your comments. Please feel free to contact me or Douglas S. Pepper, Vice President Administration at (414) 271-6755 or Joseph D. Masterson, our outside legal counsel, at (414) 277-5169 if you have any questions or need further information.

Very truly yours,
/s/ Richard F. Hobbs
Richard F. Hobbs
Senior Vice President and Chief Financial Officer

cc:	Mr. John L. Hammond
Mr. Douglas S. Pepper
Joseph D. Masterson, Esq.

2

Exhibit A
DEFINITIVE PROXY MATERIAL FILED ON SCHEDULE 14A ON MARCH 13, 2009
Compensation Objectives and Philosophy, page 20

1.	We note the disclosure that you target your compensation to the 75th percentile of the comparable company data and that actual aggregate compensation was “close” to this percentile. Please disclose the actual percentile for each named executive officer.
RESPONSE:
     In response to the Staff’s request, the following table discloses both the “target” and “actual” aggregate cash and incentive compensation for 2008 (using the “target” annual cash incentive compensation set by the Compensation Committee in December 2007 plus the actual base salary set in December 2007 and equity compensation awarded in December 2008 for the “target” column and the “actual” amounts of all three of those compensation components that the named executives actually earned and received for the “actual” column). It also includes both the 50th and the 75th percentiles reflected in the Comparable Company Data for 2008 compensation for the position of each of the named executive officers, and the percentage amount by which the “actual” aggregate compensation fell below the 75th percentile. As noted, the “actual” amount of aggregate cash, annual incentive compensation and equity compensation for 2008 for each of the named executives officers was between 50th and the 75th percentiles reflected in the Comparable Company Data except for Mr. Edmonds, who was near the 50th percentile.

					Percent by
	2008 Cash and	2008 Cash and			which
	Incentive	Incentive	50th Percentile	75th Percentile	“Actual”
	Compensation	Compensation	(based on the	(based on the	Compensation
	(using “Target”	(using “Actual”	Comparable	Comparable	was Below
	Cash Incentive	Cash Incentive	Company	Company	the 75th
	Compensation)	Compensation)	Data)	Data)	Percentile
K.P. Manning	$3,410,025	$4,156,750	$3,302,900	$4,848,700	14% below
R.F. Hobbs	1,420,120	1,698,320	1,393,950	1,848,750	8% below
R.J. Edmonds	1,305,085	1,524,785	1,532,750	1,900,800	20% below
J.L. Hammond	975,490	1,170,815	1,054,150	1,273,600	8% below
N.G. Cracknell	933,705	972,234	918,050	1,268,100	23% below
     Our disclosures in our 2010 proxy statement with respect to 2009 compensation will include a similar disclosure immediately following the short introductory paragraph and bullet points under the heading “Cash and Incentive Compensation” appearing on page 23 of the 2009 proxy statement.

Cash and Incentive Compensation
Base Salary, page 23
2.	In future filings, please expand the disclosure to describe the specific factors that resulted in the compensation awarded for each named executive officer. For example, we note that individual performance measures such as job responsibilities, individual experience, demonstrated leadership, and performance potential are also analyzed by the company to calculate base salary. Please explain how individual roles and individual performance factor into the base salary amounts you disclose in the Summary Compensation table on page 29 for each named executive officer. Please show us in your supplemental response what the revisions will look like.
RESPONSE:
     The factors described in the indicated portion of the 2009 proxy statement are considered (together with the Comparable Company Data and, for the other officers, the recommendations of our Chief Executive Officer) in determining the base salary of executive officers, but judgment is applied in the application of each individual factor. These compensation factors were not weighted or ranked in any particular way.
     In future filings, we will include a description either under “Base Salary” or under “Compensation for Mr. Manning” and under a new heading following it that we would probably entitle “Compensation for the Other Named Executive Officers.” The following paragraphs are examples of the expanded disclosure.
     We have determined the base salaries of our named executive officers based on experience that they possess. These experiences include a broad business background, significant educational levels, numerous positions within and outside the Company and specific industry knowledge. These unique skills and qualifications are vital to the transformation and success of the Company and cannot be replicated.
     Under Mr. Manning’s strategic direction, Sensient was transformed from a domestic commodity based business to a global business-to-business value added company. This was accomplished through divestitures of under performing companies and the integration of twenty-one acquisitions. Prior to working for Sensient, Mr. Manning demonstrated executive level experience as President of a major food product company, and demonstrated extraordinary leadership abilities as a Rear Admiral in the U.S. Naval Reserve. Mr. Manning’s education background includes a Masters degree in Operations Research from American University, and a Bachelor of Science in Mechanical Engineering from Rensselaer Polytechnic Institute. He has also served on the Board of five public companies.
     The other named executive officers also possess many diverse qualities and have held numerous positions within the Company. For instance Mr. Hobbs, in his extensive tenure at Sensient, has held the title of Controller, Vice President Administration, Treasurer and CFO before attaining his current position as Senior Vice President and CFO. Mr. Hammond prior to joining Sensient was General Counsel of another major public company. Mr. Hobbs and Mr. Hammond both had key roles in assisting Mr. Manning in his acquisition strategy and implementation that transformed the Company. Mr. Edmonds was selected President and Chief Operating Officer from a pool of numerous internal and external candidates and his success as General Manager of the U.S. Colors business. Mr. Edmonds brought significant experience to the Company from his previous role as Vice President of Marketing for Engelhard Corporation. Mr. Cracknell, who became President of our Flavors and Fragrances Group, has years of diverse experience in leadership positions in each of the major business units of Sensient. This includes President of Flavors and Fragrance, President of Dehydrated Flavors, Vice President Pharmaceutical and Managing Director of Colors Europe. Mr. Cracknell has accumulated a vast knowledge and understanding of our operations and the industry. The named executive officers all have extensive educational backgrounds in their areas of expertise.
     The combinations of qualifications of the above named executives are critical to the success of the Company and could not be replicated in the marketplace. These individuals have created the foundation and framework that has allowed for the success of the Company. Their contributions have led Sensient to achieve record sales and earnings for 2008. Their unique and appropriate backgrounds position the Company for future success.
     For 2008, we began with market data indicating that base salaries of similar companies were generally expected to increase from 2007 levels by approximately 4%, and then determined our named executive officers’ actual base salaries based on the Comparable Company Data and the other factors described in the proxy statement. The average 2008 base salary of our named executive officers who continued their principal roles throughout 2007 and 2008 (Messrs. Manning, Hobbs and Hammond) increased by approximately 3.95% based on that data. Messrs. Edmonds and Cracknell each received significant promotions during 2007 and therefore their 2008 base salaries increased by approximately 24.7% and 12.7%, respectively, over their 2007 salary compensation.
     On page 26 of the 2009 proxy statement we disclosed that the amount selected as Mr. Manning’s base salary for 2008 was based on the Board’s evaluation of the extent to which Sensient’s principal corporate goals and objectives relevant to Mr. Manning’s compensation as Chief Executive Officer were achieved “and on Sensient’s overall financial performance, Mr. Manning’s leadership role and the compensation levels of the chief executives reflected in the Comparable Company Data.”
     Although his increase in base salary for 2008 approximated what the Comparable Company Data indicated was the market increase of 4%, the 2008 base salary for Mr. Manning was slightly above the 75th percentile of the Comparable Company Data primarily because of his leadership role in the transformation and continuing global expansion of Sensient’s business. The market increase of 4% resulted in the 2008 base salary of Mr. Hobbs that was just below the 75th percentile of the Comparable Company Data primarily because of his long service and tenure as an executive officer at Sensient and his key role in assisting Mr. Manning (see the response to Comment 3 below). While receiving larger percentage increases compared with their 2007 compensation, Mr. Edmonds’ 2008 base salary was below the 50th percentile of the Comparable Company Data and the base salary of Mr. Cracknell was close to the 50th percentile. This was primarily because of Mr. Edmonds’ shorter tenure at Sensient and in his position as President and because Mr. Cracknell was also new to his position. Mr. Hammond received a base salary increase for 2008 of approximately 4% from its 2007 level, but the resulting base salary fell below the 50th percentile of the Comparable Company Data because the Comparable Company Data showed that salary compensation for comparable positions increased at a faster rate. In December, 2008, Mr. Hammond was promoted to Senior Vice President and he received a larger percentage increase in base salary for 2009 (approximately 8.2%).
3.	You disclose several factors that you consider, “among other factors”, in determining the based salary for a particular executive. In future filing, delete the phrase “among other factors”, and disclose all factors you consider in determining the base salaries for the named executive officers.
RESPONSE:
     In future filings we will delete the phrase “among other factors” and disclose all material factors considered in determining base salaries for the named executive officers. The only additional material factors considered in determining base salaries for 2008 and 2009 were the particular officer’s years of service for Sensient and years of service in current position, which are reflected in the following table and in future years will be included in the proxy statement if they continue to be considered by the Compensation Committee:

	2008	2008
	Years of Service	Years of Service in Current Position
K.P. Manning	21	12
R.F. Hobbs	35	8
R.J. Edmonds	3	1
J.L. Hammond	11	11
N.G. Cracknell	14	1
4.	We note that base salaries were “generally” between the 50th and 75th percentiles. Please disclose the actual percentile for each named executive officer and if a percentile was less than or more than this range please explain the reason(s) why. Please also comply with this comment with respect to the annual incentive plan bonuses discussed on page 24 and the equity awards discussed on page 25.

RESPONSE:
     The tables below show the base salaries, annual incentive plan bonuses (both “target” and “actual” amounts) and equity awards for 2008 for each of the named executive officers. They also include both the 50th and the 75th percentiles reflected in the Comparable Company Data for 2008 compensation for the position of each of the named executive officers, and the percentage amount by which the “actual” aggregate compensation fell above or below the 75th percentile.
Base Salary

		50th Percentile		Percent by which
		(based on the	75th Percentile (based	Base Salary was
	2008 Base	Comparable	on the Comparable	Above or Below the
	Salary	Company Data)	Company Data)	75th Percentile
K.P. Manning	$878,500	$715,000	$851,000	3% Above
R.F. Hobbs	428,000	370,000	437,000	2% Below
R.J. Edmonds	338,000	406,000	492,000	31% Below
J.L. Hammond	300,500	310,000	345,000	13% Below
N.G. Cracknell	322,500	322,000	374,000	14% Below
Incentive Compensation

					Percent by which
					“Actual”
					Incentive
			50th Percentile	75th Percentile	Compensation
	2008 Incentive	2008 Incentive	(based on the	(based on the	was Above or
	Compensation	Compensation	Comparable	Comparable	Below the 75th
	(at “Target”)	(“Actual”)	Company Data)	Company Data)	Percentile
K.P. Manning	$746,725	$1,493,450	$837,900	$1,232,700	21% Above
R.F. Hobbs	278,200	556,400	292,950	414,750	34% Above
R.J. Edmonds	219,700	439,400	267,750	394,800	11% Above
J.L. Hammond	195,325	390,650	234,150	327,600	19% Above
N.G. Cracknell	209,625	248,154	295,050	443,100	44% Below

Equity Compensation

	2008 Equity		75th Percentile	Percent by which Equity
	Compensation	50th Percentile (based	(based on the	Compensation was Below
	(Grant Date	on the Comparable	Comparable	the
	Fair Value)	Company Data)	Company Data)	75th Percentile
K.P. Manning	$1,784,800	$1,680,000	$2,781,000	36% Below
R.F. Hobbs	713,920	695,000	1,089,000	34% Below
R.J. Edmonds	747,385	741,000	1,015,000	26% Below
J.L. Hammond	479,665	424,000	587,000	18% Below
N.G. Cracknell	401,580	353,000	540,000	26% Below
     We note that while for some named executive officers individual elements of actual compensation were higher than the 75th percentile of the Comparable Company Data for their positions (particularly for the annual cash incentive compensation, for which Sensient’s 2008 results exceeded the “target” and resulted in “maximum” payouts), the actual aggregate 2008 compensation of each of the named executive officers fell below the 75th percentile (see the table in our response to Comment 1 above).
     As noted in response to Comment 2, the 2008 base salary for Mr. Manning was slightly above the 75th percentile of the Comparable Company Data primarily because of his leadership role in the transformation and continuing global expansion of Sensient’s business. The 2008 base salary of Mr. Hobbs was just below the 75th percentile of the Comparable Company Data primarily because of his long service and tenure as an executive officer at Sensient and his key role in assisting Mr. Manning (see the responses to Comments 2 and 3 above). Mr. Edmonds’ base salary was below the 50th percentile of the Comparable Company Data and the base salary of Mr. Cracknell was close to the 50th percentile primarily because of their shorter tenure in their positions (and, with respect to Mr. Edmonds, his shorter tenure at Sensient), but we note that Messrs. Edmonds and Cracknell each received a larger percentage base salary increase for 2008 primarily because of their increased job responsibilities for 2008. Mr. Hammond received a base salary increase for 2008 of approximately 4% from its 2007 level, but the resulting base salary fell below the 50th percentile of the Comparable Company Data because the Comparable Company Data showed that salary compensation for comparable positions increased at a faster rate. In December, 2008, Mr. Hammond was promoted to Senior Vice President and he received a larger percentage increase in base salary for 2009 (approximately 8.2%).
     The incentive compensation of all the named executive officers except Mr. Cracknell was based on the performance goals and specific targets of Sensient as a consolidated whole. For each of those officers the “actual” incentive compensation earned for 2008 was above the 75th percentile of the Comparable Company Data primarily because the Company as a whole achieved the maximum incentive compensation for these executives. In 2008 Sensient achieved record revenue and net earnings per share, which was largely responsible for the incentive compensation for these executives. However, the “actual” incentive compensation level for Mr. Cracknell turned out to be below the 50th percentile of the Comparable Company Data because 70% of his incentive compensation opportunity was based on results of the Flavors & Fragrances Group, for which he was Group President. The Flavors & Fragrances Group did not achieve

100% of its “target” operating profit or cash flow for 2008. See our responses to Comment 5, below.
     We will include similar tables and analysis for each named executive officer in our future proxy statement filings with respect to compensation for 2009 and future years, either under the headings “Base Salary,” “Annual Incentive Bonuses” and “Equity Awards” or under “Compensation for Mr. Manning” and under a new heading following it that we would likely entitle “Compensation for the Other Named Executive Officers.”
Grant of Plan-Based Awards, page 31
5.	Please tell us, with a view towards future disclosure, how the 2008 target amounts compared to actual company results and how actual performance resulted in the award amounts shown in the Summary Compensation table for each named executive officer.
RESPONSE:
     The narrative and table below further explain how the 2008 target amounts compared to actual Company results and how that resulted in the award amounts shown in the Summary Compensation Table. We intend to include a similar explanation and table for 2009 target amounts and awards, and for future years.
     For awards approved in 2007 (to be based on performance during 2008), amounts paid under the bonus plan to Messrs. Manning, Hobbs, Edmonds and Hammond were based on the performance goals and specific targets described in the table below for Sensient as a consolidated whole, subject to adjustment for extraordinary items as provided in the plan, and subject to an aggregate limit or “maximum” award of 200% of the “target” bonus. Because the actual consolidated earnings per share for 2008 ($1.89 per share) exceeded both the target and the $1.83 per share amount necessary for the “maximum” 200% award for these executives, achievement of two of the other performance goals (selling, general and administrative expenses as a percent of revenue and return on invested capital) did not impact the actual awards for 2008.

			Percentage of
		2008 Actual	Target Bonus
Performance Goal	2008 Target	Results[1]	Earned
Consolidated earnings per share	$1.73 per share (target); $1.83 per share for maximum award	$1.89	200%

Selling, general and administrative expense as a percentage of revenue	17.9% or lower	17.5%	15%

Net cash provided by operating activities	$110.5 million or higher	$87.0 million	0% (Missed target)

Return on invested capital	8.4% or greater	8.5%	15%

Working capital	$414.8 million or lower	$441.5 million	0% (Missed target)

1.	The Annual Plans provide that in comparing actual performance against the targeted Performance Goals, the Compensation and Development Committee may exclude from or include in the comparison any extraordinary gains, losses, charges or credits as it deems appropriate, provided the exclusion does not cause the award to fail to constitute “performance-based compensation” under Section 162(m) of the Internal Revenue Code. No exclusions or inclusions were made pursuant to this provision for 2008.
     For Mr. Cracknell, 30% of his potential award for 2008 was based on the same performance goals as were applicable to the other named executive officers, and the remaining 70% was dependent upon achievement at “target” by the Flavors & Fragrances Group of (a) group operating profit of $122.6 million (increased or decreased depending upon increases or decreases in assets managed by the group), (b) selling, general and administrative expenses of the group as a percent of group revenue of 11.6% or lower and (c) cash flows from operating activities of $125.8 million or higher. The cash flow target is higher for the Flavors & Fragrances Group than for Sensient as a whole because of corporate level expenses, interest and taxes. Mr. Cracknell earned 83.4% of the “target” bonus for the Flavors & Fragrances Group. This was comprised of 68.4% of the target bonus based on group operating profit, an additional 15.0% based on improved selling, general and administrative expenses and 0% based on missing the cash flow target. Although the group’s reported operating profit of $123.3 million was higher than the stated target of $122.6 million, the stated target was adjusted upward to $126.3 million because of increases in assets managed by the group while the reported operating profit was adjusted downward to $122.3 based on the favorable impact of exchange rates during the period. The group reduced its selling, general and administrative expenses as a percent of revenue to 10.9%, which was below (i.e., favorable in comparison to) the group target of 11.6%, resulting in a bonus award of 15% of the target award. However, the group’s cash flow of $116.5 million was below (i.e., unfavorable in comparison to) the group target of $125.8 million, so no additional bonus was awarded on that basis.